SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ASPREVA PHARMACEUTICALS CORPORATION
__________________________________________________________________________________
(Name of Issuer)

COMMON STOCK, WITHOUT PAR VALUE
__________________________________________________________________________________
(Title of Class of Securities)

04538T 10 9
________________________________________________________________________________
(CUSIP Number)

Rolf Henzi
General Counsel
Galenica AG
Untermattweg 8
3027 Berne, Switzerland
+41 58 852 81 11
______________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 17, 2007
_________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.	Names of Reporting Persons. Galenica AG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Switzerland
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,313,501 shares of Common Stock (inclusive of 855,183 shares subject to outstanding options) (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,313,501 shares of Common Stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 31.4%
14.	Type of Reporting Person (See Instructions) CO

(1) Beneficial ownership of the above referenced Common Stock is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such Common Stock as a result of the Support Agreements described below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of any Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

1.	Names of Reporting Persons. Galenica Canada Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization British Columbia, Canada
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,313,501 shares of Common Stock (inclusive of 855,183 shares subject to outstanding options) (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,313,501 shares of Common Stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 31.4%
14.	Type of Reporting Person (See Instructions) CO

(1) Beneficial ownership of the above referenced Common Stock is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such Common Stock as a result of the Support Agreements described below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of any Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

Item 1. Security and Issuer

The class of equity securities to which this statement relates is the common stock, without par value (the "Common Stock"), of Aspreva Pharmaceutical Corporation, a corporation existing under the laws of the Province of British Columbia, Canada (the "Issuer").  The principal executive offices of the Issuer are located at 1203-4464 Markham Street, Victoria, British Columbia, Canada V8Z7X8.

Item 2. Identity and Background.

This statement is being filed jointly, pursuant to a joint filing agreement included as Exhibit 1 hereto, by:

(i)            Galenica Canada Ltd., a corporation existing under the laws of the Province of British Columbia, Canada ("Galenica Canada").  The address of the principal office of Galenica Canada Ltd. is PO Box 49314, Suite 2600, Three Bentall Center, Vancouver, British Columbia, Canada V7X 1L3.

(ii)            Galenica AG, a corporation existing under the laws of Switzerland ("Galenica", and together with Galenica Canada, the "Reporting Persons").  The address of the principal office of Galenica is Untermattweg 8, CH-3027 Berne, Switzerland.

Galenica Canada is a wholly-owned subsidiary of Galenica formed for the purpose of acquiring all of the outstanding shares of Common Stock of the Issuer.  Galenica is a diversified global healthcare company which, among other things, develops, manufactures and markets pharmaceutical products, runs pharmacies, provides logistical services and access to databases and sets up networks.

The name, business address, present principal occupation or employment and certain other information relating to each of the directors and executive officers of the Reporting Persons is set forth in Schedule A hereto, and is incorporated by reference.

During the last five years, none of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, any of the persons listed on Schedule A attached hereto have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Support Agreements described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference) were entered into among Galenica Canada and each of Arnold L. Aronsky, George M. Milne, Richard M. Glickman, William L. Hunter, R. Hector Mackay-Dunn, Q.C., Ronald M. Hunt, Charles F. Goulburn, Julia G. Levy, Bruce G. Cousins, Kirk Calhoun, Usman Azam, HBM Bioventures (Cayman) Ltd., HBM Bioventures (Barbados) Ltd., Glickman Properties Ltd., Sandra MacPherson, Noel F. Hall, Sprout Capital IX, L.P., Sprout Entrepreneurs Fund, L.P., InterWest Investors VII, L.P., InterWest Investors VIII, L.P., InterWest Partners VII, L.P., InterWest Partners VIII, L.P. and InterWest Investors Q VIII, L.P. (collectively, the "Shareholders").  The Shareholders entered into the Support Agreements as an inducement to Galenica Canada to enter into the Combination Agreement described in Item 4 (the terms of which are hereby incorporated by reference).  Galenica Canada did not pay additional consideration to the Shareholders in connection with the execution and delivery of the Support Agreements and thus no funds were used for such purpose.

Item 4. Purpose of Transaction.

(a)−(b)     On October 17, 2007, Galenica Canada, Galenica and the Issuer entered into a Combination Agreement (the "Combination Agreement"), pursuant to which, and upon the terms and subject to the conditions thereof, Galenica Canada agreed to acquire all of the outstanding shares of Common Stock of the Issuer for US$26.00 per share in cash (the "Acquisition").  In addition, pursuant to the Combination Agreement, Galenica Canada agreed to pay each holder of an outstanding option to acquire shares of Common Stock of the Issuer, with respect to each share of Common Stock of the Issuer underlying such options, a cash payment equal to the excess, if any, of US$26.00 per share in cash over the exercise price payable under such option.  The Acquisition is to be carried out by way of statutory plan of arrangement and is subject to the approval of 66-2/3% of the votes cast by holders of shares of Common Stock and options to acquire shares of Common Stock of the Issuer at a special meeting of shareholders and optionholders.  The closing of the Acquisition is subject to a number of other closing conditions, including court and regulatory approvals.  A copy of the Combination Agreement is included as Exhibit 2 hereto and the description of the Combination Agreement contained herein is qualified in its entirety by reference to Exhibit 2, which is incorporated herein by reference.

In order to induce Galenica Canada to enter into the Combination Agreement, each of the Shareholders has entered into a Support Agreement with Galenica Canada, dated as of October 17, 2007 (collectively, the "Support Agreements").  Pursuant to the Support Agreements, each of the Shareholders has agreed to vote all shares and options beneficially owned by such Shareholders, including shares and options over which the Shareholder has control or direction, (i) in favor of the Acquisition (or any substantially similar transaction whereby Galenica Canada would effectively acquire all of the outstanding shares of Common Stock and options to purchase shares of Common Stock of the Issuer) at a special meeting of the Issuer’s shareholders and optionholders, and (ii) against any Acquisition Proposal (as defined in the Combination Agreement).  Pursuant to the Support Agreements, the Shareholders have agreed to revoke any and all previous proxies with respect to any shares and options beneficially owned, including shares and options over which the Shareholder has control or direction, and to grant Galenica Canada and such individuals or corporations as Galenica Canada might designate an irrevocable proxy to vote all of the aforementioned shares and options.  The Support Agreements would terminate in the event that the Combination Agreement were terminated for any reason, including any termination by the Issuer in order to permit it (in accordance with the Combination Agreement and subject to payment by the Issuer of a termination fee) to enter into an alternative transaction not solicited by the Issuer and determined by the Board of Directors to be more favorable to the Issuer or the holders of shares of Common Stock, from a financial point of view, than the Acquisition.  A copy of the form of the Support Agreements is included as Exhibit 3 hereto and the description of the Support Agreements contained herein is qualified in its entirety by reference to Exhibit 3, which is incorporated herein by reference.

(c)           No determination has been made with respect to the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries after the Acquisition.

(d)           It is intended that upon completion of the Acquisition, the directors and officers of Galenica Canada shall be the directors and officers of the Issuer, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal.

(e)           No determinations have been made regarding material changes in the Issuer’s capitalization or dividend policy after the Acquisition.

(f)           Upon completion of the Acquisition, the Issuer will become a wholly-owned subsidiary of Galenica Canada.  No determinations have been made regarding material changes in the Issuer’s business or corporate structure after the Acquisition.

(g)           Upon completion of the Acquisition, the Notice of Articles and Articles of the surviving corporation will be amended.

(h)           Upon completion of the Acquisition, the Common Stock will be de-listed from and will no longer be quoted on the Toronto Stock Exchange and the Nasdaq Global Select Market.

(i)           Upon completion of the Acquisition, the Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(j)           Other than as described above, none of the Reporting Persons currently has any plans or proposals which relate to, or would result in, any action similar to any of the matters listed in Items 4(a)−(i) of this Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

The description contained in this Item 4 of the transactions contemplated by the Combination Agreement and the Support Agreements is qualified in its entirety by reference to the full texts of the Combination Agreement and the Support Agreements, the terms of each of which are incorporated herein by reference to Exhibits 2 and 3 hereto.  Except as set forth in this Schedule 13D, the Combination Agreement and the Support Agreements, none of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, the individuals named in Schedule A hereto, have any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)−(b)     By virtue of the Support Agreements, Galenica Canada and its sole shareholder Galenica may be deemed to share with the Shareholders the power to vote, and may be deemed to be the beneficial owners of, 11,313,501 shares of Common Stock (inclusive of 855,183 shares subject to outstanding options beneficially owned), representing approximately 31.4% of the outstanding shares of Common Stock (based upon a total number of 36,068,694 shares of Common Stock outstanding, which is the sum of the 35,213,511 shares of Common Stock outstanding which the Issuer has represented and warranted in the Combination Agreement and the 855,183 shares subject to outstanding options beneficially owned by the Reporting Persons).  Galenica Canada and Galenica, however, hereby disclaim beneficial ownership of such shares and options, and this statement shall not be construed as an admission that Galenica Canada or Galenica is, for any or all purposes, the beneficial owner of the securities covered by this statement.

(c)           Except as described in this Schedule 13D, there have been no transactions in the shares of Common Stock effected by the Reporting Persons, or, to the best of the Reporting Persons’ knowledge, any person or entity identified on Schedule A hereto, during the last 60 days.

(d)           Not applicable.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On May 22, 2007, Galenica and the Issuer entered into a customary confidentiality agreement.  Pursuant to the confidentiality agreement, each of Galenica and the Issuer have mutually agreed for a period of two years from the date of the agreement not to, without the express written consent of the other party's board of directors, among other things, (i) solicit any employees, officers or directors of the other party, (ii) propose, offer or seek to acquire any shares or property of the other party or enter any business combination with the other party, (iii) solicit any voting proxies with respect to the other party's securities, or (iv) make any public disclosure with respect to the foregoing.

The information set forth under Items 3, 4 and 5 and the agreements set forth in Exhibits 2 and 3 are incorporated herein by reference.  As described in Item 4, the Reporting Persons anticipate that Galenica Canada will acquire the entire common equity interest in the Issuer pursuant to the Combination Agreement.  Other than the Combination Agreement and the Support Agreements described in Item 4 and the confidentiality agreement described in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of the Reporting Persons’ knowledge, any person listed on Schedule A hereto, and any person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description

1	Joint Filing Agreement dated as of October 29, 2007 between Galenica Canada Ltd. and Galenica AG.

2
Combination Agreement, dated as of October 17, 2007, by and among Galenica AG, Galenica Canada Ltd. and Aspreva Pharmaceuticals Corporation (incorporated herein by reference to Exhibit Number 2.1 to the Current Report on Form 8-K, dated October 17, 2007, of Aspreva Pharmaceuticals Corporation).

3	Form of Support Agreement dated as of October 17, 2007 among Galenica Canada Ltd. and various shareholders.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth herein is true, complete and correct.

Dated: October 29, 2007

GALENICA CANADA LTD.

By:	/s/ Fritz Hirsbrunner
Name:	Fritz Hirsbrunner
Title:	President

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth herein is true, complete and correct.

Dated: October 29, 2007

GALENICA AG

By:	/s/ Fritz Hirsbrunner
Name:	Fritz Hirsbrunner
Title:	Chief Financial Officer

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF GALENICA CANADA LTD.

The name, business address, title and present principal occupation or employment of each of the directors and executive officers of Galenica Canada Ltd. are set forth below.

Name, Title and Address	Principal Occupation	Name and Address of Organization in which Principal Occupation is Conducted	Citizenship
Philippe Weigerstorfer - Director and Secretary Untermattweg 8 Pstfach CH – 3001 Berne, Switzerland	Head of the Corporate Development Division	Galenica AG Untermattweg 8 CH – 3027 Berne, Switzerland	Swiss
Fritz Hirsbrunner – Director and President Untermattweg 8 Pstfach CH – 3001 Berne, Switzerland	CFO, Head of the Finance and Corporate Services Division	Galenica AG Untermattweg 8 CH – 3027 Berne, Switzerland	Swiss

EXECUTIVE OFFICERS AND DIRECTORS OF GALENICA AG

The name, business address, title and present principal occupation or employment of each of the directors and executive officers of Galenica AG are set forth below.  If no address is given, the business address is Untermattweg 8, 3027 Berne, Switzerland.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Galenica AG.

Name, Title and Address	Principal Occupation	Name and Address of Organization in which Principal Occupation is Conducted	Citizenship
Etienne Jornod Chairman and Chief Executive Officer	Chairman and Chief Executive Officer		Swiss
Dr. Paul Fasel Vice Chairman and Lead Director	Runs own pharmacies in Ebikon and Horw, Switzerland		Swiss
Kurt W. Briner Director	Director		Swiss
Carl M. Meyere Director	Director		Swiss
Stefano Pessina Director	Executive Deputy Chairman of Alliance Boots, Plc	Alliance Boots, Plc 361 Oxford St., 4th Fl., Sedley Place London, W1C 2JL England	Swiss
This E. Schneider Director	CEO of Forbo International Ltd.	Forbo International SA Lindenstrasse 8 Postfach 1041 CH - 6341 Baar Switzerland	Swiss
Fritz Hirsbrunner CFO, Head of the Finance and Corporate Services Division	CFO, Head of the Finance and Corporate Services Division		Swiss
Philippe Milliet Head of the Health Division	Head of the Health Division		Swiss
Philippe Weigerstorfer Head of the Corporate Development Division	Head of the Corporate Development Division		Swiss
Dr. Gianni Zampieri Head of the Pharma Division	Head of the Pharma Division		Swiss